Exhibit 3.1

AMENDMENT NO. 1 TO

THE AMENDED AND RESTATED BYLAWS OF

CLOVIS ONCOLOGY, INC.

April 14, 2020

The Amended and Restated Bylaws of CLOVIS ONCOLOGY, INC. (the “Company”), are hereby amended by adding the following Section 7.4 in Article VII thereof:

“7.4 Exclusive Forum. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to this provision.”

The foregoing is certified as an amendment to the Amended and Restated Bylaws of the Company, as approved by the Board of Directors, and effective as of April 14, 2020.

/s/ Paul E. Gross
Paul E. Gross, Secretary